Filed by Cummins Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Contact:

Jon Mills – Director, External Communications

317-658-4540

jon.mills@cummins.com

March 14, 2024

For Immediate Release

Cummins Announces Preliminary Results of Atmus Filtration Technologies Inc. Exchange Offer

COLUMBUS, Indiana – Today, Cummins Inc. (NYSE: CMI) (“Cummins”) announced that, based on preliminary results, its previously announced offer to its shareholders to exchange their shares of Cummins common stock for shares of Atmus Filtration Technologies Inc. (NYSE: ATMU) (“Atmus”) common stock owned by Cummins was oversubscribed. The exchange offer expired at 12:00 midnight, New York City time, at the end of the day on March 13, 2024. Under the terms of the exchange offer, 12.0298 shares of Atmus common stock will be exchanged for each share of Cummins common stock accepted in the exchange offer.

According to the exchange agent, Broadridge Corporate Issuer Solutions, LLC, 69,142,112 shares of Cummins common stock were validly tendered and not properly withdrawn, including 36,902,099 shares that were tendered by notice of guaranteed delivery and 1,006,609 shares that tendered in aggregate by “odd-lot” shareholders (holders of fewer than 100 shares) not subject to proration. Cummins intends to accept 5,574,050 of the tendered shares in exchange for the 67,054,726 shares of Atmus common stock owned by Cummins. Because the exchange offer was oversubscribed, Cummins is accepting only a portion of the shares of its common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned fewer than 100 shares of Cummins common stock, or an “odd-lot,” who have validly tendered all of their shares, will not be subject to proration, in accordance with the terms of the exchange offer.

Based on the total number of shares of Cummins common stock reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 6.7% of the tendered shares of Cummins common stock subject to proration will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer. This preliminary proration factor is subject to change based on the number of tendered shares and “odd-lot” shares that satisfy the guaranteed delivery procedures. Cummins expects to announce the final proration factor on March 18, 2024, promptly following the expiration of the guaranteed delivery period. Shares of Cummins common stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly after the final proration factor is announced. Following the completion of the exchange offer, Cummins will not retain any outstanding shares of Atmus common stock.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the dealer managers for the exchange offer.

About Cummins

Cummins Inc., a global power leader, is a corporation of complementary business segments that design, manufacture, distribute and service a broad portfolio of power solutions. Headquartered in Columbus, Indiana, Cummins employs approximately 75,500 people committed to powering a more prosperous world. It operates a robust distribution and support network in more than 190 countries and territories. Cummins reported net sales of approximately $34.1 billion for the year ended December 31, 2023.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the prospectus (the “Prospectus”) forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes the Prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).